Exhibit 99.2

Management’s Discussion and Analysis First Quarter Ended March 31, 2023 (Expressed in United States dollars, except per share amounts and where otherwise noted)

May 2, 2023

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2023 and related notes thereto which have been prepared in accordance with IFRS 34, Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2022, which are in accordance with IFRS, and the related MD&A. References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of October 8, 2021 prepared by Wood Canada Limited ("Wood").

Q1 2023 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see "Overview of Business" below).

•	On March 13, 2023, Rio Tinto announced the commencement of underground production from Oyu Tolgoi Lift 1 Panel 0 on the Oyu Tolgoi mining licence. Copper is now being produced from the underground mine. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030.
•	On April 20, 2023, Rio Tinto announced 36 Lift 1 Panel 0 draw bells have been fired, including 17 draw bells during the first quarter 2023. During the quarter, 0.7 million tonnes of ore was milled from the underground mine at an average copper head grade of 1.36%.
•	The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tonnes per day ("tpd") from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.
•	Design optimization work for Lift 1 Panel 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023 and will incorporate any ventilation-related impacts resulting from Shaft 3 and 4 delays.

Entrée/Oyu Tolgoi JV Property Update

•	In 2022 OTLLC completed 22 underground diamond drill holes totalling 4,459.9 metres on the Entrée/Oyu Tolgoi JV Property targeting Hugo North Extension Lifts 1 and 2. In addition, four surface diamond drill holes (including two aborted holes terminated prior to reaching the target due to excessive deviation) totalling 4,366.1 metres were drilled on the Entrée/Oyu Tolgoi JV Property targeting the northern portion of the Hugo North Extension deposit. The Company is still waiting for OTLLC to deliver results from the bulk of the underground holes and all the surface holes. Entrée continues to collate and model data as it is received.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	OTLLC is planning additional underground and surface drilling for Panel 1 on the Entrée/Oyu Tolgoi JV Property for 2023. Details of the drilling program and budget have yet to be finalized and presented to the Entrée/Oyu Tolgoi joint venture ("Entrée/Oyu Tolgoi JV") Management Committee for approval.
•	OTLLC is in the process of finalizing an exploration program and budget for 2023 for presentation to the Entrée/Oyu Tolgoi JV Management Committee for approval. The program is expected to include both diamond and reverse circulation ("RC") target drilling on the Shivee Tolgoi and Javhlant licences, including deep diamond drilling at the Airstrip, Castle Rock and South East IP targets, and RC drilling at Ulaan Khud.
•	The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.
•	On May 26, 2022, the Company announced it has commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the "Earn-in Agreement") with Turquoise Hill Resources Ltd. ("Turquoise Hill") dated October 15, 2004, as amended and subsequently assigned to OTLLC and the Joint Venture Agreement appended to the Earn-in Agreement (the "Entrée/Oyu Tolgoi JVA"). The parties have been operating under the terms of the Entrée/Oyu Tolgoi JVA since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi joint venture property in Mongolia in 2008. Both Turquoise Hill and OTLLC are respondents to the arbitration proceedings. The commencement of arbitration proceedings followed protracted discussions with Rio Tinto and OTLLC to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or performance of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA. While the Company remains committed to seeking a commercial resolution with Rio Tinto and OTLLC and the parties continue to make progress, the Company’s Board concluded that given the risks inherent with the existing structure, the already lengthy discussions between the parties, and the long lead-time to any arbitration award, it was in the Company’s best interests to commence proceedings to enforce the Earn-in Agreement and Entrée/Oyu Tolgoi JVA. A three-member Tribunal has now been appointed and a merits hearing has been set for April 2024. The Company will provide updates on the arbitration as developments warrant.

Corporate

•	Q1 2023 operating loss was $0.9 million compared to an operating loss of $0.6 million in Q1 2022.
•	Q1 2023 operating cash outflow before changes in non-cash working capital items was $0.7 million compared to operating cash outflow before changes in non-cash working capital items of $0.5 million in Q1 2022.
•	As at March 31, 2023, the cash balance was $5.9 million and the working capital balance was $5.9 million.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property") - a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Rio Tinto and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, a significant component of the overall project that is under partnership between OTLLC and Entrée. The Entrée/Oyu Tolgoi JV Property (see Figure 1 below) comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence.. Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as "HNE") and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When the Lift 1 underground reaches peak production by ~2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at March 31, 2023 and the date of this MD&A, Rio Tinto beneficially owns 31,981,129 common shares, or 16.1% of the outstanding shares of the Company. As at March 31, 2023 and the date of this MD&A, Horizon Copper Corp. beneficially owns 49,672,515 common shares, or 25.0% of the outstanding shares of the Company.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American and its common shares commenced trading on the OTCQB under the trading symbol "ERLFF". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

OUTLOOK AND STRATEGY

Entrée’s primary objective is to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The Company is also advancing discussions with Erdenes Oyu Tolgoi LLC regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property in connection with the transfer of the licences. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

As previously disclosed by the Company, the contract area defined in the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the "Oyu Tolgoi Investment Agreement") includes the Javhlant and Shivee Tolgoi mining licences. However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, the Company was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require the Company to agree to certain concessions, including with respect to Entrée’s economic interest in the Entrée/Oyu Tolgoi JV Property.

The Company believes that amending or restructuring the Entrée/Oyu Tolgoi JVA to align the interests of all stakeholders, transferring the licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, and resolving outstanding issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement would be in the best interests of all stakeholders, provided there is no material net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY - MONGOLIA

2021 Technical Report Highlights

On October 21, 2021, the Company filed an amended Technical Report ("2021 Technical Report") for its interest in the Entrée/Oyu Tolgoi JV Property. The 2021 Technical Report has an original effective date of May 17, 2021, and an amended effective date of October 8, 2021.

The 2021 Technical Report discusses a reserve case (the "2021 Reserve Case") based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV Lift 1 of the Hugo North Extension deposit.

The 2021 Technical Report also discusses a Preliminary Economic Assessment on a conceptual second lift ("Lift 2") of the Hugo North Extension deposit (the "2021 PEA"). The 2021 PEA is based on Indicated and Inferred mineral resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. Lift 2 is directly below Lift 1 and continues further to the north (see Figure 2 below). There is no overlap in the mineral reserves from the 2021 Reserve Case and the mineral resources from the 2021 PEA. Development and capital decisions will be required for the eventual development of Lift 2 once production commences at Hugo North Extension Lift 1.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within its 2020 Oyu Tolgoi Mongolian Statutory Study ("OTMSS20"). OTMSS20 was completed by OTLLC in July 2020 and discusses the mine plan for Lift 1 of the Hugo North/Hugo North Extension underground block cave on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

Life-of-mine ("LOM") highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case (Lift 1)	2021 PEA (Lift 2)
Entrée Attributable Financial Results
Cash Flow, pre-tax	US$M	449	1,982
NPV(5%), after-tax	US$M	185	541
NPV(8%), after-tax	US$M	131	306
NPV(10%), after-tax	US$M	104	213

LOM Recovered Metal
Copper Recovered	Mlb	1,249	4,564
Gold Recovered	koz	549	2,025
Silver Recovered	koz	3,836	15,067

LOM Processed Material
Probable Reserve Feed		40 Mt @ 1.54% Cu, 0.53 g/t Au, 3.63 g/t Ag	----
Indicated Resource Feed		----	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)
Inferred Resource Feed		----	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Average LOM Costs Per Pound Payable Copper
Cash Costs Before Credits	$/lb	$1.57	$1.10
Cash Costs After Credits (C1)	$/lb	$0.79	$0.30
All-in-Sustaining Costs After Credits (AISC)	$/lb	$1.26	$0.92

Notes:

1.	Mineral reserves in the 2021 Reserve Case, and mineral resources in the 2021 PEA mine plan are reported on a 100% basis.
2.	Entrée has a 20% interest in the above processed material and recovered metal.
3.	The Mineral reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the mineral resources in the 2021 PEA.
4.	Copper equivalent ("CuEq") is calculated as shown in the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below.
5.	2021 Reserve Case cash flows are discounted to the beginning of 2021.
6.	2021 PEA cash flows are discounted to the beginning of 2027, the assumed beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production is assumed to begin in 2031 and ramps up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production is assumed to conclude in 2056.
7.	The 2021 Reserve Case and 2021 PEA are exclusive of each other.
8.	Indicated and Inferred resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.
9.	"Cash costs after credits" (C1) and all-in sustaining cost (AISC) are non-IFRS performance measurements. See "Non-IFRS Performance Measurements" below for further information.

All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted as attributable to Entrée. Both cases assume long term metal prices of $3.25/lb copper, $1,591.00/oz gold and $21.08/oz silver.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both the 2021 Reserve Case and the 2021 PEA, Entrée is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other Oyu Tolgoi project areas owned 100% by OTLLC. The production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap of the mineralization.

The 2021 Reserve Case and the 2021 PEA are mutually exclusive. If the 2021 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 is not sterilized or reduced in tonnage or grades. In addition, the Heruga deposit, which is not included in either the 2021 Reserve Case or the 2021 PEA, provides a great deal of future potential and with further exploration and development could become a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provide considerable flexibility for mine planning and development.

On December 18, 2020, Turquoise Hill announced that a definitive estimate of project cost and schedule (the "Definitive Estimate") that refines the analysis in OTMSS20 and broadly confirms the economics and assumptions presented therein had been completed and delivered to OTLLC by Rio Tinto. The Company has not received a copy of the Definitive Estimate and it was not reviewed or relied upon in the preparation of the 2021 Reserve Case or the 2021 PEA.

On August 4, 2022, Turquoise Hill reported it had completed its review of a 2022 cost and schedule update for the underground project, resulting in an increase in the total expected underground development capital of the Definitive Estimate from $6.75 billion to $7.06 billion. The $7.06 billion incorporates known and future incremental COVID-19 costs of $227 million, escalation of $72 million, associated taxes, and minor impacts of changes in labor laws. The 2022 cost and schedule update assumes there are no new COVID-19 related impacts beyond the end of the second quarter 2022.

Neither OTMSS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic or other known delays. In particular, the first Lift 1 Panel 1 draw bell is currently expected in H1 2027 rather than H2 2026 due to later than planned commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shafts 3 and 4. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. OTLLC currently expects Shafts 3 and 4 to be commissioned in the first half 2024. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

The cash flows in the 2021 Reserve Case and 2021 PEA are based on certain assumptions regarding taxes and royalties, including that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders or enforces certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition. In the course of finalizing such agreements or enforcing such provisions, Entrée may have to make certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

The 2021 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The "Entrée/Oyu Tolgoi JV Project" (shown on Figure 1 below) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see "Shivee West Property Summary" below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres ("km") south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):
–	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2021 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. The 2021 Reserve Case assumes initial development production will start on the Entrée/Oyu Tolgoi JV Property in H2 2022.
–	Lift 2 is directly below and extends north beyond Lift 1 and is the next potential phase of underground mining on the Entrée/Oyu Tolgoi JV Property, once Lift 1 mining is complete. Mineral resources from Lift 2 form the basis of the 2021 PEA mine plan.
•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 93% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. While Heruga is not included in the 2021 PEA, it provides opportunity for future exploration and potential development.
•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 - Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	Outline of copper ± gold ± molybdenum porphyry mineralization is projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga deposits.

Figure 1 shows the location of a north-northeast oriented, west-looking longitudinal section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The longitudinal section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 - Section Through the Oyu Tolgoi Trend of Porphyry Deposits

In addition to the two deposits, priority exploration targets have been identified on the Entrée/Oyu Tolgoi JV Property, including Ulaan Khud, Airstrip, West Mag, Bumbat Ulaan, Ductile Shear, East Au, East Javkhlant, South East IP, Castle Rock, Javkhlant, and East Bumbat Ulaan. Additional targets exist on the Shivee West Property that remain to be further explored.

The 2021 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 31, 2023 and to the full text of the 2021 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Mineral Resources and Mineral Reserves - Entrée/Oyu Tolgoi JV Property

The following Entrée/Oyu Tolgoi JV Property mineral resource estimates reported in the 2021 Technical Report for the Hugo North Extension and Heruga deposits have an effective date of March 31, 2021. Mineral resources for the Hugo North Extension deposit are reported inclusive of those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée/Oyu Tolgoi JV Property - Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.41% CuEq Cut-Off)
Indicated	120	1.70	0.58	4.3	n/a	2.04	4,500	2,200	16,000	n/a
Inferred	167	1.02	0.36	2.8	n/a	1.23	3,800	1,900	15,000	n/a
Heruga (>0.41% CuEq Cut-Off)
Inferred	1,400	0.41	0.40	1.5	120	0.68	13,000	18,000	66,000	370

Notes:

1.	Metal prices used for CuEq and cut-off grade calculation for both Hugo North Extension and Heruga are: $3.08/lb copper, $1,292.00/oz gold, $19.00/oz silver and $10.00/lb molybdenum (Heruga only). Metallurgical recoveries used for CuEq and cut-off grade calculation at Hugo North Extension are 93% for copper, 80% for gold and 81% for silver. Metallurgical recoveries used for CuEq and cut-off grade calculation at Heruga are 82% for copper, 73% for gold, 78% for silver and 60% for molybdenum.
2.	Mineral resources at Hugo North Extension are constrained within a conceptual mining shape constructed at a nominal 0.50% CuEq grade and above a CuEq grade of 0.41% CuEq. The CuEq formula is CuEq = Cu + ((Au * 35.7175) + (Ag * 0.5773)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold and silver.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

3.	The overall geometry and depth of the Heruga deposit make it amenable to underground mass mining methods. Mineral resources are stated above a CuEq grade. The CuEq formula is CuEq = Cu + ((Au * 37.0952) + (Ag * 0.5810) + (Mo * 0.0161)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold, silver and molybdenum.
4.	A CuEq break-even cut-off grade of 0.41% CuEq for Hugo North Extension mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.
5.	A CuEq break-even cut-off grade of 0.41% CuEq is used for the Heruga mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.
6.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution.
7.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
8.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC and was used as the basis for OTMSS20. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The following Entrée/Oyu Tolgoi JV Property Hugo North Extension Lift 1 mineral reserve estimate has an effective date of May 15, 2021:

Entrée/Oyu Tolgoi JV Property - Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Contained Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	40	97.52	1.5	0.53	3.63	1,340	676	4,613

Notes:

1.	For the underground block cave, all Indicated mineral resources within the cave outline were converted to Probable mineral reserves. No Proven mineral reserves have been estimated. The estimation includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.
2.	A column height shut-off NSR of $17.84/t was used to define the footprint and column heights. The NSR calculation assumed metal prices of $3.08/lb Cu, $1,292.00/oz Au, and $19.00/oz Ag. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using OTLLC’s Base Data Template 38.
3.	Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
4.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (see Figure 1 above).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV Management Committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Underground Development Progress - Oyu Tolgoi Project

Underground Development Update

On December 16, 2022, Rio Tinto completed the purchase of non-controlling interests in Turquoise Hill for consideration of ~$3.1 billion, simplifying ownership of the Oyu Tolgoi mine, strengthening its copper portfolio and demonstrating its long-term commitment to the Oyu Tolgoi project and to Mongolia. Rio Tinto now holds a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property and a 66% interest in deposits on the Oyu Tolgoi mining licence. Rio Tinto stated that the acquisition allows it to focus fully on strengthening its relationship with the Government of Mongolia and moving the project forward with a simpler and more efficient ownership and governance structure.

On March 13, 2023, Rio Tinto announced the commencement of underground production from Oyu Tolgoi Lift 1 Panel 0 on the Oyu Tolgoi mining licence. Copper is now being produced from the underground mine. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030.

The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

On April 20, 2023, Rio Tinto announced 36 Lift 1 Panel 0 draw bells have been fired, including 17 draw bells during the first quarter 2023. During the quarter, 0.7 million tonnes of ore was milled from the underground mine at an average copper head grade of 1.36%.

Rio Tinto also reported that shaft sinking rates improved during the quarter and at the end of March, Shafts 3 and 4 reached 503 metres and 623 metres below ground level, respectively. Final depths required for Shafts 3 and 4 are 1,148 metres and 1,149 metres below ground level, respectively. Both shafts are expected to be commissioned in the first half of 2024, an approximate 15-month delay from the schedule in the Definitive Estimate. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. The first Panel 1 draw bell is currently expected in the first half 2027.

Construction of conveyor to surface works continued to plan and is now over 40% complete. OTLLC also awarded major contracts for upgrade works planned for the concentrator, with contractors mobilizing to site.

Design optimization work for Lift 1 Panel 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023 and will incorporate any ventilation-related impacts resulting from Shaft 3 and 4 delays.

Renewed Partnership with Government of Mongolia

On November 21, 2019, Resolution 92 was passed in a plenary session of the Parliament of Mongolia. It includes measures to, among other things, improve the implementation of the Oyu Tolgoi Investment Agreement and the shareholders agreement that establishes Mongolia’s 34% ownership interest in OTLLC, and explore and resolve options to have a product sharing arrangement or swap Mongolia’s 34% equity holding in OTLLC for a special royalty. On December 30, 2021, the Parliament of Mongolia passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Resolution 92.

On January 26, 2022, Rio Tinto announced that a comprehensive agreement had been reached with the Government of Mongolia, resetting the relationship between the partners, increasing the value the Oyu Tolgoi project delivers for Mongolia, and allowing underground operations to commence.

On April 20, 2023, Rio Tinto announced it continued to work with OTLLC and the Government of Mongolia during the first quarter 2023 towards the implementation of Resolution 103 with the majority of matters now resolved.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée/Oyu Tolgoi JV Property Exploration and Development

2023 Development Work on the Entrée/Oyu Tolgoi JV Property

In 2022 OTLLC completed 22 underground diamond drill holes totalling 4,459.9 metres on the Entrée/Oyu Tolgoi JV Property targeting Hugo North Extension Lifts 1 and 2. In addition, four surface diamond drill holes (including two aborted holes terminated prior to reaching the target due to excessive deviation) totalling 4,366.1 metres were drilled on the Entrée/Oyu Tolgoi JV Property targeting the northern portion of the Hugo North Extension deposit. The Company is still waiting for OTLLC to deliver results from the bulk of the underground holes and all the surface holes. Entrée continues to collate and model data as it is received.

OTLLC is planning additional underground and surface drilling for Panel 1 on the Entrée/Oyu Tolgoi JV Property for 2023. Details of the drilling program and budget have yet to be finalized and presented to the Entrée/Oyu Tolgoi JV Management Committee for approval.

2023 Exploration Work on the Entrée/Oyu Tolgoi JV Property

OTLLC’s site technical services team undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property. Turquoise Hill previously reported that the exploration strategy for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing the assessment of legacy datasets to enable future discovery.

OTLLC is in the process of finalizing an exploration program and budget for 2023 for presentation to the Entrée/Oyu Tolgoi JV Management Committee for approval. The program is expected to include both diamond and RC target drilling on the Shivee Tolgoi and Javhlant licences, including deep diamond drilling at the Airstrip, Castle Rock and South East IP targets, and RC drilling at Ulaan Khud.

Q1 2023 Financial Review

Entrée expenses related to Mongolian operations included expenditures of $0.4 million for strategic and administration costs in Mongolia. The Company focused its efforts on confirming the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The Company also advanced discussions with Erdenes Oyu Tolgoi LLC regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property in connection with the transfer of the licences. Costs were related to legal and tax advisory consultants to assist in the process in the current period, which also include costs related to the arbitration. The costs in the comparative periods of 2022 include similar professional fees.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three months ended March 31 were:

	Three months ended March 31
	2023	2022
Expenses
Project expenditures	$400	$100
General and administrative	424	438
Depreciation	29	33
Share-based compensation	6	—
Operating loss	859	571
Foreign exchange gain	(5)	(130)
Interest income	(87)	(15)
Interest expense	98	88
Loss from equity investee	32	32
Finance costs	13	15
Deferred revenue finance costs	1,066	1,052
Loss for the period	1,976	1,613
Other comprehensive (gain) loss
Foreign currency translation	(9)	790
Total comprehensive loss	$1,967	$2,403
Net loss per common share
Basic and fully diluted	$(0.01)	$(0.01)
Total assets	$6,995	$9,628
Total non-current liabilities	$65,883	$65,122

Operating Loss:

During the three months ended March 31, 2023, the Company’s operating loss was $0.9 million compared to $0.6 million for the comparative period in 2022.

Project expenditures in Q1 2023 and Q1 2022 included expenditures for professional and advisory fees related to advancing potential restructuring of or amendments to the Entrée/Oyu Tolgoi JVA. Holding costs on all other properties were insignificant.

General and administration expenditures in Q1 2023 were comparable to the same period of 2022.

Depreciation expense in Q1 2023 was consistent with Q1 2022.

Non-operating Items:

The foreign exchange gain (loss) in Q1 2023 and Q1 2022 were primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at March 31, 2023 were lower than at March 31, 2022 due to a lower cash balance from operating activities. Total non-current liabilities have increased since March 31, 2022 due to recording the non-cash deferred revenue finance costs each quarter.

Quarterly Financial Data - 2 year historic trend

	Q1 23	Q4 22	Q3 22	Q2 22	Q1 22	Q4 21	Q3 21	Q2 21
Project expenditures	$400	$186	$67	$151	$100	$88	$169	$158
General and administrative	424	639	348	500	438	512	310	444
Share-based compensation	6	920	19	58	—	735	—	—
Depreciation	29	29	30	33	33	31	30	27
Operating loss	859	1,774	464	741	571	1,366	509	629
Foreign exchange (gain) loss	(5)	(128)	529	261	(130)	(46)	210	(101)
Interest expense, net	11	26	59	64	88	95	92	76
Loss from equity investee	32	328	116	33	32	123	41	36
Deferred revenue finance costs	1,066	1,038	1,040	1,058	1,052	1,040	1,021	1,006
Finance costs	13	14	15	16	15	5	3	3
Net loss	$1,976	$3,052	$2,223	$2,173	$1,613	$2,583	$1,876	$1,649
Basic/diluted loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
USD:CAD FX Rate(1)	1.3533	1.3544	1.3707	1.2886	1.2496	1.2678	1.2741	1.2394

1.	USD:CAD foreign exchange rate was the quarter ended rate per the Bank of Canada.

Project expenditures in Q1 2023 is mainly due to expenses relating to professional fees to advance potential restructuring of or amendments to the Entrée/Oyu Tolgoi JVA. Project expenditures in 2021 were also due to expenses for preparation of the 2021 Technical Report.

General and administrative expenses were higher in Q4 2022 and Q4 2021 due mainly to regulatory costs and executive compensation costs.

Share-based compensation expenditures in Q4 2022 and Q4 2021 included share options and deferred share unit ("DSU") grants.

Interest expense, net, consists of accrued interest on the OTLLC loan payable net of interest income earned on invested cash.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended March 31
	2023	2022
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(746)	$(503)
- After changes in non-cash working capital items	(737)	(438)
Cash flows from financing activities	260	1,761
Net cash (outflows) inflows	(477)	1,323
Effect of exchange rate changes on cash	9	77
Cash balance	$5,941	$8,490

Cash outflows after changes in non-cash working capital items in Q1 2023 were higher than in Q1 2022 due to higher professional fee expenses.

Cash flows from financing activities in Q1 2023 and Q1 2022 were due to funds received from option and warrant exercises.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at March 31, 2023 was approximately $5.9 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period and beyond. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

As at March 31, 2023, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$597	$130	$391	$76	$—

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At the date of this MD&A, the Company had 199,008,362 shares issued and outstanding (March 31, 2023 - 198,784,931 shares).

Share Purchase Warrants

During the three months ended March 31, 2023, share purchase warrants to purchase 550,000 common shares with an exercise price of C$0.60 were exercised resulting in gross proceeds of C$330,000 being received by the Company.

The following share purchase warrants were outstanding as at the date of this report:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
4,528	0.60	September 13, 2023

Stock Option Plan

As at March 31, 2023 the Company had 8,436,500 stock options outstanding of which 8,361,500 are exercisable. As at the date of this MD&A the Company had 8,211,500 stock options outstanding of which 8,136,500 are exercisable.

The following is a summary of stock options outstanding as at the date of this report:

Number of share options (000`s)	Number of share options vested (000’s)	Exercise price per share option (C$)	Expiry date
3,445	3,445	0.365 - 0.77	Sept - Dec 2023
1,545	1,545	0.365	Dec 2024
1,255	1,255	0.51	Dec 2025
920	920	0.77	Dec 2026
1,047	972	0.82 - 1.14	Apr - Nov 2027
8,212	8,137

Deferred share units (DSUs)

DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s Deferred Share Unit Plan (the "DSU Plan"). Typically, DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

At March 31, 2023, the following DSUs were outstanding and fully vested:

Number of DSUs (000’s)
Outstanding - December 31, 2022	1,553
Outstanding - March 31, 2023	1,553

DEFERRED REVENUE - SANDSTORM

The Company has an agreement (the "Sandstorm Agreement") to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm Gold Ltd. ("Sandstorm").

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the "Deposit") in exchange for the future delivery of gold, silver and copper credits equivalent to:

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and
•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s AIF dated March 31, 2023.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the three month periods ended March 31 were as follows:

	2023	2022
Directors’ fees	$45	$56
Salaries and benefits	$191	$223

As of March 31, 2023, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.03 million (December 31, 2022 - $0.03 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.4 million (December 31, 2022 - $1.4 million) may become payable to certain officers and management personnel of the Company.

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

The following table summarizes the classification and carrying values of the Company’s financial instruments at March 31, 2023:

March 31, 2023	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$—	$5,941	$—	$5,941
Receivables	—	20	—	20
Deposits	—	11	—	11
Total financial assets	$—	$5,972	$—	$5,972

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$211	$211
Lease liabilities	—	—	528	528
Loan payable	—	—	11,238	11,238
Total financial liabilities	$—	$—	$11,977	$11,977

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors. The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2022.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business; some of these risks and uncertainties have been discussed elsewhere in this MD&A. The discussion in this MD&A is not inclusive of all material risks and uncertainties. The material risks and uncertainties affecting Entrée, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in the Company’s AIF dated March 31, 2023 in respect of the year ended December 31, 2022, which is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No change in the Company’s internal control over financial reporting occurred during the period beginning on January 1, 2023 and ended on March 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

NON-IFRS PERFORMANCE MEASUREMENT

Non-IFRS Performance Measurement: "Cash costs after credits" (C1) and all-in sustaining costs (ASIC) are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the Company’s plans to continue discussions with OTLLC and Rio Tinto regarding a potential restructuring or amendment of the Entrée/Oyu Tolgoi JVA; the Company’s plans to advance discussions with the Government of Mongolia regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property; the Company’s ability to transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of the first Panel 1 draw bell on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between OTLLC and Rio Tinto and the Government of Mongolia and Erdenes Oyu Tolgoi LLC with respect to the continued operation and development of Oyu Tolgoi; the re-design study for Hugo North (including Hugo North Extension) Lift 1 Panel 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, Rio Tinto, and OTLLC on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; the commencement and conclusion of arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the potential benefits, timing and outcome of negotiations with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; that the Company will continue to have timely access to detailed technical, financial, and operational information about the Entrée/Oyu Tolgoi JV Property, the Oyu Tolgoi project, and government relations to enable the Company to properly assess, act on, and disclose material risks and opportunities as they arise; local and global economic conditions and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; and the Company’s ability to operate sustainably, its community relations, and its social licence to operate.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Rio Tinto, Erdenes Oyu Tolgoi LLC and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting on the Oyu Tolgoi mining licence in accordance with the Panel 0 mine plan and design; the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, including inflationary pressures thereon resulting in cost escalation, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures, including the ability to access detailed technical, financial and operational information; risks related to the Company’s significant shareholders, and whether they will exercise their rights or act in a manner that is consistent with the best interests of the Company and its other shareholders; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto or OTLLC and by government stakeholders or authorities including Erdenes Oyu Tolgoi LLC and the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Q1 2023 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person ("QP") as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

All mineral reserve and mineral resource estimates included in this MD&A have been prepared in accordance with NI 43-101, which incorporates by reference the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission generally applicable to U.S. companies.

Accordingly, descriptions of mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and CIM. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101 and CIM.

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